UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69712

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Watchdog Capital LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6250 Shiloh Road, Suite 30, RM 2

(No. and Street)

Alpharetta	**GA**	**30005**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael O'Connell	**617-901-0475**	michael@watchdogcaptial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Co

(Name – if individual, state last, first, and middle name)

505 N Mur-Len Road	**Olathe**	**KS**	**66062**
(Address)	(City)	(State)	(Zip Code)

11/08/2017		**6075**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-S(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Michael O'Connell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Watchdog Capital LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Joseph Price
Notary Public, State of Connecticut
My Commission Expires 01/31/2027

Signature:

Title:
CEO

Notary Public

Joseph Price
Notary Public, State of Connecticut
My Commission Expires 01/31/2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WATCHDOG CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

For the Year Ended
December 31, 2022

(With Report of Independent Registered Public Accounting Firm Thereon)

WATCHDOG CAPITAL, LLC
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Watchdog Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Watchdog Capital, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Watchdog Capital, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Watchdog Capital, LLC's management. Our responsibility is to express an opinion on Watchdog Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Watchdog Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



We have served as Watchdog Capital, LLC's auditor since 2017.

Olathe, Kansas

March 29, 2023

WATCHDOG CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS		
Cash	$	46,873
Deposits with clearing organizations		125,154
Due from parent		5,268
Prepaid deposits and expenses		36,648
TOTAL ASSETS	$	213,943
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Payable to brokers, dealers and clearing organizations		81,450
Payable to parent		1,864
Accounts payable, accrued expenses and other liabilities		24,236
TOTAL LIABILITIES	$	107,550
MEMBER'S EQUITY		106,393
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	213,943

See notes to the Statement of Financial Condition

1. **Organization and Nature of Business**

   Watchdog Capital, LLC (the Company), a Georgia limited liability company, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). In August 2022, Chainstone Labs, Inc (Chainstone) assigned all interest in the Company to Watchdog HODL Group, LLC (WHODL). As such, WODL is the Company's direct holding company and Chainstone is now an indirect owner as the parent company to WHODL. Changes resulting from the reorganization did not result in a material change in ownership, operations or supervisory policies or personnel.

   The Company operates as a general securities broker dealer executing trades for institutional and retain customers and is focused on the convergence of traditional finance and digital securities. The Company is an introducing broker dealer and does not carry customer accounts or perform custodial functions related to customer securities.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2022 and is not necessarily indicative of the results for any future period.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2022, the Company had no cash equivalents.

   Account Receivable

   The Company considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

2. **Significant Accounting and Reporting Policies, continued**

Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2022 financial statements as the office lease agreement is considered month-to-month until termination by either party.

Fair Value

The Company has adopted the provisions of ASC Topic 820, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. ASC 820 does not require any new fair value measurements, but it does provide guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. The fair value hierarchy distinguishes between assumptions based on market data (observable inputs) and an entity's own assumptions (unobservable inputs).

The hierarchy consists of three levels:
- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets of liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash, accounts receivables, taxes payable, accounts payable, and accounts payable-related party.

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes. As such, no income taxes have been recognized within the Company's financial statements.

The Company has addressed the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

2. **Significant Accounting and Reporting Policies, continued**

    Current Expected Credit Losses

    In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) *Measurement of Credit Losses on Financial Instruments*, which significantly changes the ways entities recognize credit losses on financial instruments. The new accounting standard changes the way companies record losses on loans, loan commitments and other financial assets. The CECL model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts over the remaining contractual life of the financial assets.

    The Company has a fully disclosed clearing agreement with Apex Clearing Corporation; thus, receivables from brokers, dealers and clearing organizations include amounts receivable and cash on deposit with Apex. Deposits with clearing organizations consist of cash collateral that provides the Company with clearance and settlement of security transaction service. At December 31, 2022 the Company had no net receivable from Apex Clearing.

3. **Transactions with Clearing Organizations**

    The Company has entered into a clearing agreement with Apex. Under the terms of this agreement, the Company utilizes the clearing, execution and other services provided by Apex. Specific services include execution of orders for the Company's customers whose accounts have been accepted by Apex; generation preparation and mailing of confirmations of customer accounts, preparation and mailing of summary monthly or quarterly statements, settlements of contracts and transactions in securities; engagement in all cashiering functions for customer accounts; construction and maintenance of books and records for all transactions executed and cleared through Apex. Under this agreement, the Company is required at all times to maintain a clearing deposit of $125,000 with Apex. The Company was in compliance with respect to this agreement at December 31, 2022.

4. **Receivable from and Payable to Brokers, Dealers and Clearing Organizations**

    Based on the terms and conditions of the Company's agreement with its clearing broker, the amount receivable from the clearing broker represents cash on hand plus commission receivables and less amounts payable for transaction costs on unsettled securities trades.

    The Company reports receivables at net realizable value. Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2022 were as follows:

	Receivable	Payable
Receivables from brokers, dealers and clearing organizations	$ -	$ 81,450

5. **Accounts Receivable**

    During 2022, all previously incurred expenses for software development by the Company were assigned to Chainstone Labs, Inc. At December 31, 2022, the Company had accounts receivable in the amount of $5,268 related to this assignment.

6. Related Parties

The Company is a wholly owned subsidiary of Chainstone Labs, LLC. In connection with this relationship, the Company and its Parent have executed an expense sharing agreement whereby the Company receives a monthly allocation of employee benefit expenses incurred by the Parent on its behalf.

7. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital cannot exceed 1500 percent or 15:1.

At December 31, 2022, the Company had net capital of $64,477 which was $57,307 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 166.80%.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

8. Subordinated Liabilities

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the year, end of the year, and during the year ended December 31, 2022.

9. Risk and Uncertainties

Interest Rates and Inflation

Virtually all major economies around the world saw a rise in inflation throughout 2022. In an effort to combat uncontrolled inflation, the Fed decided to increase interest rates at an accelerated pace throughout the year. The sharp rise in interest rates led to a deep-rooted uncertainty regarding economic activity, which in turn, created a challenging year for financial markets.

Although rising interest rates did not materially affect the Company, as the Company had no debt or investment holdings in 2022, continued volatility in the financial could create a future pull-back from investors as they process how to maneuver through these turbulent times. As such, the extent of any negative impact to the Company depends on developments which are highly uncertain and cannot be predicted.

Coronavirus

The COVID-19 coronavirus pandemic has had adverse impacts to global commercial activity and has continued to contribute to volatility in the financial markets. Although certain economic conditions may have shown signs of improvement in 2022, economic uncertainty, changes in consumer demand, disrupted supply chains, staffing shortages and hybrid working patterns all continue to have a negative impact on many industries. The continued development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the COVID-19 coronavirus. Nevertheless, the COVID-19 coronavirus presents material uncertainty and risk with respect to the Company, its performance, and its financial results. At present, the extent to which the coronavirus may impact the Company's financial condition or results of operations in future periods is uncertain.

10. **Commitments and Contingencies**

The Company does not have any commitments or contingencies, including arbitration or other litigation claims, that may result in a loss or a future obligation.

11. **Subsequent Events**

Management has evaluated all events or transactions that occurred after December 31, 2022 through the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2022 financial statements.

12. **Going Concern**

The Company has incurred, and it anticipates it will continue to incur, considerable losses and generate negative operating cash flows and as such, will require additional funds as it continues to expand its technical and operational capabilities and product offerings. The Company had losses of $677,895 in the current year. Cash flows used in operations totaled $635,574 for the year ended December 31, 2022. The ability to continue as a going concern is dependent upon profitable future operations, positive cash flows, and additional capital contributions. It is the plan of the Company's ownership to continue to fund the Company to meet its obligations for the foreseeable future. The Company will have income as business dictates, projected to be within the upcoming fiscal year.